June 10, 2010

VIA FEDERAL EXPRESS AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Mail Stop 4720

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	ZymoGenetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 000-33489

Dear Mr. Riedler:

This letter responds to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 26, 2010 (the “Staff Letter”) regarding the Annual Report on Form 10-K of ZymoGenetics, Inc. (the “Company”) for the fiscal year ended December 31, 2009 (the “Form 10-K”) as filed with the Commission on March 1, 2010. The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics with the Company’s response immediately following the relevant comment. For those comments requesting revised disclosure, the Company has indicated its proposed revisions to the disclosure set forth in the Form 10-K by double underlining proposed insertions and striking through proposed deletions.

The Company will determine and communicate to the Staff the annual or quarterly filing, as applicable, in which it will first include the revised disclosure at such time as the Staff confirms that no further comments on the Form 10-K will be forthcoming.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

The Company notes the Staff’s comment and will respond to any comments that result from the Staff’s review of the Part III information in the Form 10-K.

Securities and Exchange Commission

June 10, 2010

Item 1.	Business

Collaborative Relationships, page 16

Novo Nordisk License Agreements for IL-21, page 18

2.	Please refer to your discussion on page 18 of the amended and restated license agreement between Novo Nordisk and Zymogenetics, effective December 2009. Please revise your discussion to describe the following material terms of this agreement:

•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.);

•	The aggregate amount of milestone or other payments payable or receivable to each party, and the amounts paid to date; and

•	Duration and termination provisions.

You currently disclose that you will have a right to receive double-digit royalties on net sales in the United States. However, this information is overly broad. Your disclosure should discuss any anticipated decreases in the royalty rate, including the revised royalty range, as a result of Novo Nordisk having to license additional intellectual property from one or more third parties in order to commercialize a product, or if product sales suffer from direct competition.

In response to the Staff’s comments, the Company proposes to revise the disclosure relating to the amended and restated license agreement between Novo Nordisk and ZymoGenetics, effective December 2009 as follows:

“Novo Nordisk License Agreements for IL-21

As a result of a series of agreements, we now have worldwide development and commercialization rights for products based on our intellectual property to IL-21 protein and Novo Nordisk has development and commercialization rights for products based on our intellectual property to other embodiments of IL-21, including antibodies to IL-21.

In 2001, Novo Nordisk initially licensed the rights under our intellectual property to various embodiments of IL-21 in territories outside of North America. In 2005, we entered into a collaborative data sharing and cross-license agreement with Novo Nordisk to develop and execute a joint global clinical development plan for the IL-21 protein to achieve regulatory approval of a common product in the companies’ respective territories. In January 2007, the parties also entered into a manufacturing agreement whereby Novo Nordisk agreed to supply us with IL-21 protein for use in clinical trials. In January 2009, the parties restructured their relationship as it relates to IL-21. As part of the restructuring, the parties:

•

Amended and restated the license agreement to no longer cover the IL-21 protein. However, Novo Nordisk continued to be responsible for developing other embodiments of IL-21, including antibodies to IL-21, outside North America.

Securities and Exchange Commission

June 10, 2010

•

Entered into a license and transfer agreement pursuant to which we received an exclusive license outside North America to the intellectual property rights that Novo Nordisk developed relating to the IL-21 protein, and are obligated to make milestone payments based on approval and sales and pay single-digit royalties on sales of any resulting products outside North America. In addition, we will pay Novo Nordisk a portion of any third-party license fees above a specified threshold.

•

Terminated the collaborative data sharing and cross-license agreement. However, our exclusive license in North America to the intellectual property rights that Novo Nordisk developed relating to the IL-21 protein survived termination.

•	Terminated the manufacturing agreements and Novo Nordisk transferred to us all manufacturing processes developed and its existing stock of IL-21 protein.

In December 2009, the parties further amended and restated the license agreement to provide Novo Nordisk worldwide rights to embodiments of IL-21 (other than IL-21 protein), including antibodies to IL-21. Novo Nordisk paid an upfront license fee of $24.0 million and is obligated to make milestone payments based on the achievement of development milestones of up to an aggregate of $157.5 million (none of these milestone payments had been earned or paid as of December 31, 2009) and royalties on sales of any resulting products. Royalties on sales would vary from mid to high single digits based on annual sales volume and the degree of patent protection provided by the licensed intellectual property. In addition, we will have a right to co-promote the IL-21 mAb product in the United States ~~and receive double-digit royalties on net sales in the United States~~ if we contribute to Phase 3 clinical development costs directed to achieving regulatory approval in the United States or European Union, in which case royalties on net sales in the United States would vary from high single digits to low double digits. We must make an election to contribute to Phase 3 clinical development costs within 90 days following receipt of data from the Phase 2b studies, in which case we will pay a one-time fee of $10 million and 15% of Phase 3 clinical development costs as they are incurred. Royalty obligations under the agreement continue on a country-by-country basis until the date on which no valid patent claims relating to a product exist or, if the product is not covered by a valid patent claim, 10 years from the date of first sale of the product in that country. Royalty payments may be reduced if Novo Nordisk is required to license additional intellectual property from one or more third parties in order to commercialize a product or, in certain circumstances, if product sales suffer from direct competition; provided that, in the aggregate, the relevant royalty rate may not be reduced by more than one half. The term of the agreement began on December 3, 2009 and will continue for as long as there is an obligation to pay royalties under the agreement. Novo Nordisk may terminate the agreement early for an uncured material breach, material safety concerns or, upon nine months notice, for its convenience.”

Securities and Exchange Commission

June 10, 2010

Patents and Proprietary Rights, page 19

3.	Please revise your disclosure to include a more robust discussion of your material patents, including how many of your issued material patents relate to each commercial product/product candidate, and the jurisdictions in which these material patents were granted. Please also provide a range of patent expiration dates which includes the first expiration date and the last expiration date. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

In response to the Staff’s comments, the Company proposes to revise the disclosure relating to patents and proprietary rights as set forth below. The Company respectfully submits, however, that it believes it is providing the information for shareholders and future investors regarding the patents that is material to its business. The discussion is qualitative and focuses on key U.S. patents and patent applications, rather than all the patents and patent applications the Company may have filed for the product or product candidates, because the Company intends to focus its business in the United States. As a result, U.S. patents and patent applications are generally the most important and potentially valuable to the Company. The table included in the proposed revised text shows the estimated expiration dates for the U.S. patents granted or expected to be granted from the first filed patent application covering the relevant product or product candidate. Although the patents referenced in the table are not the only patents that may cover a product or product candidate, the first filed patent application tends to be the broadest in scope and the resulting patents are, therefore, likely to afford the broadest market exclusivity against competitors.

The Company believes that focusing the disclosure on these important resulting U.S. patents is more meaningful to a shareholder or investor than a listing of numbers of patent applications and patents, listing of jurisdictions, and a range of expiration dates for all patents in each portfolio. The Company’s patent portfolios are complex and are obtained over time and directed to various aspects of our commercial product and product candidates. Consequently, certain patents (obtained later in the process and expected to have later expiration dates) may not, although covering our products or product candidates, offer as broad a scope of exclusivity against competitors.

The revised disclosure is as follows:

“Patents and Proprietary Rights

We seek appropriate patent protection for our proprietary technologies and product candidates by filing patent applications in the United States. We have more than 340 unexpired issued or allowed U.S. patents, and over 180 pending U.S. patent applications. When appropriate, we also seek foreign patent protection and to date have more than 790 issued or allowed foreign patents.

Our patents and patent applications are primarily directed to therapeutic protein-based products. We commonly seek claims directed to compositions of matter for genes and proteins, including antibodies, methods of using and methods of making. When appropriate, we also seek claims to related technologies, such as reagents used in release assays and formulations. We maintain patents and prosecute applications, worldwide, for technologies that we have outlicensed. Similarly, for development projects that are partnered, we work closely with our development partners to coordinate patent efforts, including filings, prosecution, term extension, defense and enforcement. As our development product candidates advance through research and development, we seek to diligently identify and protect new inventions, such as combinations, improvements to methods of manufacturing or purification, and methods of treatment. We also work closely with our scientist personnel to identify and protect new inventions that could eventually add to our development pipeline.

Securities and Exchange Commission

June 10, 2010

Patents expire, on a country by country basis, at various times depending on various factors, including the filing date of the corresponding patent application(s), the availability of patent term extension, and supplemental protection certificates and terminal disclaimers. For our commercial product and each of our product candidates, we have filed or expect to file multiple patent applications and expect to obtain multiple patents. These multiple patent applications and patents are filed and obtained over time and are directed to the various aspects of our commercial product and product candidates described in the preceding paragraph. The table below provides ~~expected~~ estimated expiration dates for ~~the~~ our U.S. patents granted or expected to be granted from our first filed patent ~~expiration in patent portfolio for~~ application covering our commercial product, RECOTHROM, and product candidates in our development pipeline. Each expiration date may be subject to patent term extension, where the length of term extension would not exceed five years under current law and depends on factors such as the amount of time taken by the FDA to review the first marketing approval application of a drug covered by the patent.

Commercial Product/Product Candidate	~~First Patent~~ Estimated Expiration Date for U.S. Patent Arising from First Filed Application
RECOTHROM	December 2012; expected to extend until July 2015 under patent term extension
PEG-IFN-lambda	September 2021
IL-21	March 2020
IL-31 mAb	January 2023

We require our scientific personnel to maintain laboratory notebooks and other research records in accordance with our policies, which are designed to strengthen and support our patent efforts. In addition to our patented intellectual property, we also develop and seek to protect unpatented technology, trade secrets and confidential information, including our genetic sequence database, bioinformatics algorithms, research, preclinical and clinical data, development and manufacturing strategies. Our policy is to require our employees, consultants and advisors to execute a confidentiality and proprietary information agreement before beginning their employment, consulting or advisory relationship with us. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of their relationship with us except in limited circumstances. These agreements also generally provide that we shall own all inventions conceived by the individual in the course of rendering services to us. These agreements, however, may not provide effective protection of our technology, confidential information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.”

Securities and Exchange Commission

June 10, 2010

Item 7A.	Qualitative and Quantitative Disclosures About Market Risk

4.	We note your disclosure that through 2009, your exposure to market risk increased and impacted your investment portfolio. Please revise your disclosure to provide quantitative analysis about market-related risk, including interest rate risk and credit risk, as required by Item 305(a) of Regulation S-K.

In response to the Staff’s comments, the Company proposes to revise the disclosure in Item 7A of the Form 10-K as follows:

“Item 7A. Qualitative and Quantitative Disclosures About Market Risk

Until recently, our exposure to market risk has been primarily limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term debt securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To minimize risk, we maintain our portfolio of cash, cash equivalents and short-term investments in a variety of interest-bearing instruments, which have included United States government and agency securities, high-grade United States corporate bonds, asset-backed securities, commercial paper and money market funds.

In 2008 and continuing through 2009, due to deteriorating conditions in the debt markets, our exposure to market risk increased and impacted our investment portfolio. Overall liquidity for many debt issues has declined substantially, meaning that we may realize losses if we are required to liquidate securities upon short notice. Additionally, with respect to asset backed securities, overall economic conditions have generated concerns about the value of underlying assets held as collateral, and highlighted risks associated with insurance policies used to enhance the credit of the related debt issues. To date, we have not experienced defaults on any of our asset backed securities, but we have seen the time for expected repayment increase significantly. In 2009, we revised our investment guidelines to exclude future purchases of asset backed securities; however, we continue to hold several of these securities that were purchased prior to the revision of our guidelines. We continue to monitor these investments closely and, based on market conditions, recorded other-than-temporary impairment losses of $1.6 million and $400,000 in the fourth quarter of 2009 and the third quarter of 2008, respectively.

We have estimated the effect on our investment portfolio of a hypothetical increase in interest rates by one percent to be a reduction of $600,000 in the fair value of our investments as of December 31, 2009.

We have no material foreign currency exposure, nor do we hold derivative financial instruments.”

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

Securities and Exchange Commission

June 10, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to Christopher Moore, Assistant General Counsel of the Company, by telephone at (206) 442-6685 or by facsimile at (206) 442-6678. Thank you for your assistance.

Respectfully yours,

ZYMOGENETICS, INC.

By:	/s/ James A. Johnson
Name: James A. Johnson
Its: Executive Vice President and Chief Financial Officer